EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 14, 2007, relating to the consolidated financial statements of Patriot Scientific Corporation (the “Company”) as of May 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three year period ended May 31, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2006), and our report dated August 14, 2007 on the effectiveness of the Company’s internal control over financial reporting, which reports are included in Patriot Scientific Corporation’s Annual Report on Form 10-K for the year ended May 31, 2007.

/s/ KMJ CORBIN & COMPANY LLP

Irvine, California
March 28, 2008